Exhibit 11.1

China Life Insurance Company Limited

Code of

Business Conduct And Ethics

For

Directors And Senior Officers

Human Resources Department of

China Life Insurance Company Limited

June, 2004

Contents

1	Scope of Application	2

2	Basic Ethical Principles	2

3	Conflicts of Interest	2

4	Protection and Use of the Company’s Assets and Corporate Opportunities	2

5	Principle of Fairness	3

6	Confidentiality of Information	3

7	Principle of Disclosure	3

8	Compliance with Laws, Regulations and Rules	3

9	Reporting and Accountability	3

10	Miscellaneous	4

This Code of Business Conduct and Ethics (this “Code”) is adopted pursuant to relevant requirements of the Articles of Association of China Life Insurance Company Limited (the “Company”), so as to further strengthen corporate internal controls, to promote compliance with all applicable laws, rules and regulations, to regulate and guide daily business activities of senior management of the Company, to protect interests of the Company and its shareholders, clients, employees as well as other society interest groups, and to foster good working environment and corporate culture.

1. Scope of Application

This Code is applicable to (1) the Board of Directors of the Company and (2) the President, each Vice President, the Chief Actuary, each Departmental Manager and Deputy Departmental Manager of the Company, and each General Manager and Deputy General Manager of its provincial branches (collectively, the “Senior Officers”).

2. Basic Ethical Principles

Basic principles of the Company are to act honestly, ethically, in good faith and with integrity. Directors and Senior Officers must act honestly and ethically, and shall strictly observe the principle of good faith and integrity.

Each Director and Senior Officer’s obligation to act honestly and ethically, and in good faith and integrity, does not cease after the termination of his or her tenure or service at the Company.

3. Conflicts of Interest

A “Conflict of Interest” means a conflict or a potential conflict between an individual’s personal interest and the Company’s interest, or between an individual’s personal interest and his or her obligations as a Director or a Senior Officer.

Each Director and Senior Officer shall protect the Company’s interest and avoid any situation which may lead to a Conflict of Interest. Additionally, no Director or Senior Officer may engage in any outside activity or interest that may make it difficult for such person to objectively and effectively perform his or her duties and obligations towards the Company.

All Conflicts of Interests must be promptly communicated to the Board of Directors of the Company. Reporting persons should take care to report Conflicts of Interest to a person who they believe is not involved in the matter giving rise to the conflict.

4. Protection and Use of the Company’s Assets and Corporate Opportunities

The Company’s assets refer to all the tangible and intangible assets owned by or entitled to the Company. Each Director and Senior Officer shall protect the Company’s assets and have them utilized reasonably, efficiently and effectively, and prevent them from being negligently or illegally used, damaged or occupied in any manner, and shall not take any advantage of the Company’s assets to obtain any personal interest.

Each Director and Senior Officer shall not (1) engage in any activities prohibited by the Company’s Articles of Association, (2) take any advantage of his or her position or power at the Company to obtain any inappropriate interest (including, without limitation, bribes, loans and guarantees) for himself or herself or family members or any others, (3) take any advantage of the Company’s property or information to seize any business opportunity (except the ones specifically given up by the Company) and (4) engage in other activities which may cause any harm to the Company.

5. Principle of Fairness

Each Senior Officer shall fairly treat all employees, clients, competitors, shareholders of the Company and other society interest groups, and shall not obtain any inappropriate interest through concealment, abuse, manipulation of privileged information, misrepresentation, or any unfair dealing practice.

6. Confidentiality of Information

Confidential information refers to non-public information which may benefit third parties, or damage interests of the Company and the shareholders, clients and potential clients of the Company, if disclosed.

Each Director and Senior Officer shall strictly observe the confidentiality of non-public information, and unauthorized disclosure or use outside of performance of their services of such confidential information is strictly prohibited. Each Director and Senior Officer’s obligation of confidentiality shall survive the termination of his or her tenure or service at the Company.

7. Principle of Disclosure

Each Director and Senior Officer is required to be familiar with and comply with the disclosure procedures of the Company and all applicable laws, rules and regulations of governmental and regulatory authorities. Each Director and Senior Officer shall ensure all Company disclosures, including filings, submissions and other public communications, are full, fair, timely, accurate and understandable and comply with all applicable laws, rules and regulations of governmental and regulatory authorities.

8. Compliance with Laws, Regulations and Rules

Each Director and Senior Officer shall comply with all applicable laws, rules, regulations and government policies and the Company’s Articles of Association, as well as other specific rules and codes of the Company. In the case of any conflict between applicable law and this Code or in any situation where a Director or Senior Officer has a doubt as to the proper course of conduct, it is incumbent upon such person to immediately consult with the Board of Directors of the Company.

9. Reporting and Accountability

Upon discovery by any Director or Senior Officer of any actual or potential violation of this Code, such Director or Senior Officer is required to notify the Company’s Board of Directors promptly. The Company’s Board of Directors shall take all appropriate actions to investigate any violations (or possible violations), in the discipline of the individuals involved and in the prevention of any such violations.

Directors and Senior Officers shall not retaliate against any person who reports any actual or potential violations of this Code.

The Company’s Board of Directors shall report any acts in violation of this Code to applicable securities regulatory authorities or other authorities, if required.

10. Miscellaneous

This Code is a guideline of business conduct and ethics for the Directors and Senior Officers. The Directors and Senior Officers’ business activities shall also be in accordance with all specific requirements of applicable laws, rules, regulations, government policies, the Company’s Articles of Association and other current internal rules.

The Board of Directors of the Company shall supervise the implementation and is responsible for the interpretation of this Code. Any waivers of this Code shall be made by the Company’s Board of Directors or its committees and disclosed to the Company’s shareholders promptly.

Any amendment or modification to this Code (or the abolishment of this Code) must be adopted by the Board of Directors of the Company.

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